NovaGold Resources Inc.

Second Quarter 2011
Management’s Discussion & Analysis

May 31, 2011

(Unaudited)

2	NovaGold Resources Inc.
Q2-2011

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated July 13, 2011 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended May 31, 2011 compared to the same period in the previous year.

The following information should be read in conjunction with the Company’s May 31, 2011 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2010, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies as outlined in the annual consolidated financial statements have been consistently followed in preparation of the interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. The Company has assembled a portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects — Donlin Gold and Galore Creek — 100% of the Ambler high-grade copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has reduced some of the development risk at its two main projects by leveraging the development and operating expertise of its senior partners, Barrick Gold Corporation (“Barrick”) at Donlin Gold and Teck Resources Limited (“Teck”) at Galore Creek. In addition, NovaGold’s core properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold is focused on advancing its two main properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer and a significant copper producer. The Company is also advancing its Ambler property and continues to explore at its earlier-stage properties with the objective of bringing additional value to NovaGold shareholders and building a pipeline of quality projects. NovaGold’s business model focuses on five main steps: identifying high-quality assets and making strategic, timely acquisitions; engaging with local communities; using exploration expertise to expand existing deposits; advancing the projects to a feasibility level to bring reserves to the Company and value to shareholders; and creating strong partnerships with well-respected senior producers to advance the projects to production. NovaGold will continue to leverage its exploration and development expertise to bring additional resources and value to shareholders. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring talented people to the Company and value to NovaGold shareholders.

Responsible mine development and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold published its first sustainability report in 2010 and published its first integrated report in May 2011 with the objective of providing an overview of the Company’s commitment and approach to sustainability, its challenges and successes at the projects and its goals for future years. The report demonstrates the Company’s commitment to accountability and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mine development. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects and reduces development risk for its shareholders.

NovaGold Resources Inc.	3
Q2-2011

Management’s Discussion and Analysis

Recent developments

On June 23, 2011, NovaGold announced the approval by the Galore Creek Partnership of a $30.5 million budget to carry out further work at the Galore Creek project during the remainder of 2011. Planned work includes infill drilling to convert inferred mineral resources to measured and indicated categories, geotechnical drilling on the tunnel alignment and geotechnical drilling to confirm open pit slopes in areas targeted for conversion of inferred mineral resources. In June 2011, Teck completed its funding requirements of $373.3 million to earn its 50% interest in the Galore Creek project. NovaGold and Teck will equally fund further Galore Creek development activities. Galore Creek Mining Corporation (“GCMC”) is completing a pre-feasibility study for the project, scheduled for completion by the end of July 2011, at which point the partners will determine next steps to advance the project. GCMC has initiated further environmental and engineering work at the project over the balance of 2011.

On May 20, 2011, NovaGold completed the acquisition of Copper Canyon Resources Ltd. (“Copper Canyon”), a junior exploration company whose principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold holds the remaining 60% joint venture interest in the Copper Canyon property. Under the acquisition arrangement, NovaGold acquired all of the issued and outstanding common shares of Copper Canyon which it did not already hold. As a result, Copper Canyon is now a wholly-owned subsidiary of NovaGold. NovaGold issued a total of 4,171,303 common shares under the arrangement, representing approximately 1.7% of the number of NovaGold common shares then outstanding and paid cash of $2,557,000. Under the arrangement, Copper Canyon transferred to a new company, Omineca Mining and Metals Ltd. (“Omineca”), substantially all of its assets other than certain cash and its 40% interest in the Copper Canyon property. NovaGold holds and exercises control over an aggregate of 1,725,858 common shares of Omineca, representing approximately 10.8% of Omineca’s outstanding common shares. The Omineca shares are being held by NovaGold as a portfolio investment.

On April 14, 2011, NovaGold announced the results of a preliminary economic assessment (“PEA”) for its 100% owned Ambler project in Alaska. The Ambler property comprises 90,624 acres (36,670 hectares) of State of Alaska mining claims and Federal patented and unpatented mining claims and hosts a number of deposits, including the high-grade copper-zinc-lead-gold-silver Arctic deposit, which was the focus of the PEA. The project’s Net Present Value (NPV8%) using the PEA base case metal price assumptions1 was assessed at US$718 million and US$505 million on a pre-tax and post-tax basis, respectively. The corresponding Internal Rates of Return (“IRR”) were estimated at 30% and 25%. Using recent metal prices2 the pre-tax and post-tax NPV8% were estimated at US$2.2 billion and US$1.6 billion, respectively, with corresponding IRRs estimated at 59% and 50%.

Based on the PEA, mining of the Ambler deposit is envisioned as an underground operation processing up to 4,000 tonnes of material per day. The current estimated mineral resource base of 16.8 million tonnes of indicated mineral resources and 12.1 million tonnes of inferred mineral resources support a 25-year mine life. The mine is anticipated to produce three concentrates: a copper concentrate with gold byproduct, a lead concentrate with silver and gold byproducts and a zinc concentrate with silver byproduct, with copper cash costs, net of byproducts at long-term metal prices, estimated at $0.89/lb copper. Average annual payable metal production is forecast at 67 million pounds of copper, 80 million pounds of zinc, 12 million pounds of lead, 11,000 ounces of gold and 866,000 ounces of silver. Life-of-mine (“LOM”) payable metal production is estimated at 1.7 billion pounds of copper, 2.0 billion pounds of zinc, 291 million pounds of lead, 266,000 ounces of gold and 22 million ounces of silver. The production schedule is based on processing average-grade material through the life of the operation, with potential upside to be obtained by mining higher-grade ore during the early years of the project.3

Property review

Donlin Gold

Donlin Creek LLC has been renamed Donlin Gold LLC and the project, formally referenced as Donlin Creek will now be referred to as Donlin Gold.

_________________________________________________________
1Base case metal price assumptions: US$2.50/lb copper, US$1.05/lb zinc, US$1.00/lb lead, US$1,100/oz gold, US$20/oz silver.
2Recent metal price assumptions US$4.31/lb copper, US$1.20/lb zinc, US$1.20/lb lead, US$1,425/oz gold and US$36/oz silver.
3See press releases dated April 14, 2011 and May 26, 2011 available at www.novagold.net or www.sedar.com for full details.

4	NovaGold Resources Inc.
Q2-2011

Management’s Discussion and Analysis

Donlin Gold, one of the world’s largest known undeveloped gold deposits is owned and operated by Donlin Gold LLC, a company in which wholly-owned subsidiaries of NovaGold and Barrick each own a 50% interest. The 81,361 acre (32,926 hectare) property is located primarily on private, Alaskan Native-owned land, with surface rights owned by The Kuskokwim Corporation and sub-surface rights owned by Calista Corporation. Donlin Gold’s management is committed to working with its Alaskan Native partners to establish collaborative relationships that benefit all stakeholders as the property advances. The Donlin Gold property hosts a number of deposits and the current mineral reserves and resources are contained within just 3 km of the 8 km district, with significant exploration potential remaining in the Donlin Gold district.

A mineral reserve/resource estimate for the project totals 33.6 million ounces of proven and probable gold reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated mineral resources and an additional 4.4 million ounces of inferred mineral resource. With estimated production of more than one million ounces of gold annually for at least 25 years, Donlin Gold would be one of the world’s largest gold-producing mines.

Activities at the Donlin Gold project during 2011 have focused on engineering and environmental studies to support the permitting process and community outreach programs, as well as a revision to the feasibility study to incorporate the use of natural gas as the primary power source at the mine site rather than using diesel to generate power, as contemplated in the 2009 feasibility study. The natural gas option would require building a buried pipeline that would run approximately 315 miles from the Cook Inlet to the Donlin Gold site. Using natural gas to generate power could result in a reduction to this component of operating costs. Power accounts for 25% of estimated project operating costs in the 2009 feasibility study. The impact of using natural gas on capital and operating costs along with an update of general cost assumptions will be addressed in the feasibility revision, anticipated to be completed in the second half of 2011.

Donlin Gold spent approximately US$11.9 million in the second quarter, which was US$1.4 million under its second quarter budget of US$13.3 million due to a decrease in G&A costs. Work during the remainder of 2011 will focus on completing the feasibility study revision and preparing to file permit applications for the project.

Due to the accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to record its interest in the Donlin Gold project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Gold being recorded in the balance sheet on the equity investment line.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is managed by GCMC and owned by a partnership in which wholly-owned subsidiaries of NovaGold and Teck each own a 50% interest. The 293,840 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. A mineral resource estimate for the Galore Creek project totals measured and indicated mineral resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred mineral resources (including the Copper Canyon deposit of which NovaGold owns 100%) of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver.

Activities during the second quarter at the Galore Creek site focused on care and maintenance of existing infrastructure and roads and preparations for the summer drilling season. Activities off-site focused on finalizing the pre-feasibility study. GCMC spent approximately $6.9 million in the second quarter, which consists of $4.0 million in care and maintenance costs and $2.9 million on pre-feasibility study costs. Under the terms of the Galore Creek Partnership Agreement, Teck was funding all costs for the project until completing its earn-in obligations. At May 31, 2011, the Galore Creek Partnership had cash of $1.8 million and Teck had approximately $0.8 million remaining in project contributions to earn its 50% interest in the project.

Subsequent to May 31, 2011, Teck completed its earn-in and NovaGold and Teck will be responsible to equally fund future project costs. On June 23, 2011, the partners announced a $30.5 million budget to carry out further work on the project during the remainder of 2011. Planned work includes infill drilling to convert inferred mineral resources to measured and indicated categories, geotechnical drilling on the tunnel alignment and geotechnical drilling to confirm open pit slopes in areas targeted for conversion of inferred mineral resources. GCMC is hiring staff and mobilizing equipment to prepare for the summer drill program. GCMC will also complete further environmental and engineering work in preparation for feasibility level studies.

NovaGold Resources Inc.	5
Q2-2011

Management’s Discussion and Analysis

Due to accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement, and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

Ambler

Ambler is an advanced exploration-stage property located in Alaska comprising 90,615 acres (36,670 hectares) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A preliminary economic assessment for the development and operation of an underground mining operation at the Arctic deposit was completed in April 2011. Mineral resources estimated for the Arctic deposit are 16.8 million tonnes of indicated mineral resource grading 4.1% copper and 6.0% zinc and 12.1 million tonnes of inferred mineral resource grading 3.5% copper and 4.9% zinc for contained metal totaling indicated mineral resource of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred mineral resource of 940 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 212 million pounds of lead. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company spent approximately US$3.2 million during the second quarter, focused on completing the preliminary economic assessment and preparations for this summer’s field season.

Other properties

In March 2011, NovaGold sold 11,500 acres (4,654 hectares) comprising of its Nome Gold project. NovaGold’s wholly-owned subsidiary, Alaska Gold Company, will receive US$21.0 million in three installments over two years. A total of US$6.1 million is due during 2011 and US$14.0 million is due in 2012. The buyer will also provide a letter of credit for US$4.0 million as an environmental reclamation bond.

The Company continues to explore earlier-stage exploration projects that have not advanced to the mineral resource definition stage and spent $1.0 million during the second quarter at an early-stage exploration project.

Additional information concerning mineral reserves and resources can be found in Appendix – Reserve and Resource Table.

Outlook

At May 31, 2011, the Company had cash and cash equivalents of $111.6 million and working capital of $108.0 million.

The Donlin Gold project has an approved 2011 budget of approximately US$43.5 million, with US$17.0 million spent to date, of which the Company’s 50% share is approximately US$20.5 million, with US8.5 million funded to date. The 2011 work program will focus on completing the feasibility revision to incorporate the natural gas pipeline, and preparing permit applications for the project. During 2011, Donlin Gold will continue to consult with stakeholders and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. Donlin Gold has budgeted to spend US$14.6 million in the third quarter, of which the Company’s 50% share is approximately US$7.3 million, on community engagement, environmental studies and feasibility revision activities. The feasibility revision should be complete in the second half of 2011, at which point Donlin Gold is expected, subject to approval by NovaGold and Barrick, to proceed to prepare and file permit applications for the project.

At the Galore Creek project, GCMC spent approximately $12.3 million in the six month period ended May 31, 2011 on care and maintenance, community engagement and completing the pre-feasibility study, and the partners have approved a supplementary budget of $30.5 million for additional exploration and engineering work. Teck was the sole funding partner until June 22, 2011, when it completed its $373.3 million earn-in obligation. NovaGold and Teck will fund the supplementary budget equally with NovaGold’s share being $15.3 million. NovaGold expects to fund $8.3 million in the third quarter at the Galore Creek project for exploration, geotechnical drilling and additional environmental and engineering work to prepare for feasibility-level activities.

At the Ambler project, NovaGold has budgeted approximately US$10.0 million for 2011 for exploration and geotechnical drilling at site and for additional studies to determine the environmental and engineering aspects of developing the Arctic deposit, with US$3.4 million spent to date. The Company continues to work with NANA Corporation to establish an agreement for collaborative development of the Ambler region, including district consolidation and infrastructure development that would benefit both the project and local communities. Management has been working actively with the State of Alaska in discussions regarding the Ambler Mining District Transportation Access. The Company expects to spend US$4.6 million in the third quarter on exploration activities as well as environmental and engineering studies.

6	NovaGold Resources Inc.
Q2-2011

Management’s Discussion and Analysis

At the Rock Creek project, the Company has budgeted approximately US$8.5 million for 2011 with a focus on continuing to meet permit requirements and environmental responsibilities, with US$4.8 million spent to date. While NovaGold is soliciting offers to sell the project, the Company is also preparing an updated closure plan for the project in the event that the Company’s Board of Directors chooses to close and reclaim the property and has budgeted a supplemental US$6.8 million for preparing the updated closure plan. The Company expects to spend US$3.9 million at its Rock Creek project in the third quarter.

Results of operations

			in thousands of Canadian dollars,
			except for per share amounts
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
	$	$	$	$
Asset impairment – power transmission rights
Impairment charge	-	-	52,668	-
Loss attributable to non-controlling interest	-	-	(13,779)	-
Future income tax recovery	-	-	(9,722)	-
Equity loss	5,562	4,621	10,183	7,017
Foreign exchange (gain) loss	162	(3,299)	(830)	(3,177)
General and administrative	1,553	1,283	2,374	2,140
Gain on disposition of alluvial gold properties	(16,110)	-	(16,110)	-
Interest and accretion	3,560	3,768	7,292	7,428
Mineral properties expense	4,573	617	7,141	928
Project care and maintenance (Galore Creek)	4,047	1,495	6,518	2,731
Project care and maintenance (Rock Creek)	2,300	3,988	4,875	10,628
Salaries, severance and payroll taxes	2,075	2,926	4,544	4,201
Salaries – stock-based compensation	1,514	1,050	5,052	3,141
Loss for the period	(10,561)	(16,813)	(77,917)	(36,225)
Basic and diluted loss per share attributable to the shareholders of the Company	(0.03)	(0.07)	(0.25)	(0.17)

For the three-month period ended May 31, 2011, the Company reported a net loss of $10.6 million (or $0.03 basic and diluted loss per share) compared to a net loss of $16.8 million (or $0.07 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to the gain on disposition of alluvial gold properties of $16.1 million, with no comparable charge during the same period in 2010.

For the six-month period ended May 31, 2011, the Company reported a net loss of $77.9 million (or $0.25 basic and diluted loss per share) compared to a net loss of $36.2 million (or $0.17 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to the non-cash asset impairment of the power transmission rights which resulted in an impairment charge of $52.7 million, of which $13.8 million was attributable to non-controlling interest and $9.7 million to future income tax recovery partially offset by the gain on disposition of alluvial gold properties of $16.1 million.

Expenses for the three-month period ended May 31, 2011 were $27.1 million compared to $17.2 million for the same period in 2010. This increase was primarily due to an increased exploration expense of $4.6 million compared to $0.6 million for the same period in 2010 as the result of an increased level of activity for the Galore Creek pre-feasibility study and exploration work at the Ambler project. The Company also recorded $4.0 million Galore Creek project care and maintenance expense in 2011 compared with $1.5 million in 2010, mainly due to the increased level of activity in 2011 compared to second quarter 2010 as the project progresses by strengthening the existing access areas and upgrading its environmental program.

NovaGold Resources Inc.	7
Q2-2011

Management’s Discussion and Analysis

Expenses for the six-month period ended May 31, 2011 were $49.3 million compared to $36.8 million for the same period in 2010. This was primarily due to the increased level of activity for the gas pipeline studies at Donlin Gold during the first half of 2011 which resulted in the increase of equity loss to $10.2 million compared with $7.0 million in 2010. The Company also recorded expense of $5.1 million compared with $3.1 million for stock-based compensation during the same periods in 2011 and 2010, respectively; the increase is due to higher valuations for the stock option and performance share units (“PSU”) issued as a result of the higher stock price. During the first six months of 2011, the Company granted 1,234,700 stock options and 244,000 PSUs to employees, consultants and directors. These increases were offset by the reduction of care and maintenance expenditures at Rock Creek, as the Company recorded $4.8 million in the first six months in 2011 compared with $10.6 million in 2010. This was due to the decreased level of activity in 2011 compared to 2010, when the Company was improving the tailings pond infrastructure and water treatment processes at Rock Creek.

Selected financial data

Quarterly information

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

						in thousands of Canadian dollars,
						except per share amounts
	05/31/11	02/28/11	11/30/10	8/31/10	5/31/10	2/28/10	11/30/09	8/31/09
	$	$	$	$	$	$	$	$
Net revenues	711	103	172	334	67	26	290	331
Earnings (loss) for the quarter	(10,561)	(67,356)	(24,462)	(150,875)	(16,813)	(19,412)	(28,845)	(20,435)
Earnings (loss) per share – basic	(0.03)	(0.22)	(0.14)	(0.68)	(0.08)	(0.10)	(0.12)	(0.11)
Earnings (loss) per share – diluted	(0.03)	(0.22)	(0.14)	(0.68)	(0.08)	(0.10)	(0.12)	(0.11)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the suspension of construction activities at the Galore Creek project or the suspension of commissioning at the Rock Creek project and subsequent activities related thereto. During the second quarter in 2009, the Company had a foreign exchange gain of $16.1 million. During the third quarter in 2009, the Company incurred a total of $12.0 million in interest and accretion and care and maintenance. During the last quarter of fiscal 2009, the Company incurred a $9.1 million loss on disposal of property, plant and equipment by GCMC as certain road construction equipment and facilities were sold as the road progressed; also, the Company incurred a total of $18.1 million in interest and accretion and care and maintenance. During the first quarter of 2010, the Company incurred $11.5 million in interest and accretion and care and maintenance. During the second quarter of 2010, the Company incurred $13.6 million on salaries, exploration and care and maintenance. During the third quarter of 2010, the Company recorded an impairment loss on the Rock Creek project for the year of $116.4 million and a $7.5 million inventory write down. During the last quarter of fiscal 2010, the Company incurred a total of $17.9 million in care and maintenance and exploration activities. During the first quarter of 2011, the Company recorded an impairment loss on the Galore Creek project of $52.7 million related to its power transmission rights. During the second quarter of 2011, the Company had a gain on disposition of its alluvial gold properties and recorded a gain of $16.1 million; the Company also incurred $6.4 million and $4.6 million in care and maintenance and mineral property expense, respectively. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At May 31, 2011, the Company had $111.6 million in cash and cash equivalents, of which $1.8 million was held by GCMC for the Galore Creek project.

The Company expended $13.2 million on operating activities during the three-month period ended May 31, 2011, compared with expenditures of $11.9 million for operating activities for the same periods in 2010, mostly due to the increase in activities at the Donlin Gold and Galore Creek projects. Also during the three-month period ended May 31, 2011, the Company generated $9.1 million in cash from financing activities compared with $176.6 million in the same period in 2010. During the second quarter of 2011, the Company received $8.1 million in cash from Teck’s earn-in contribution to GCMC and received $1.0 million for the exercise of stock options and warrants. The Company also expended $13.6 million on investing activities during the three-month period ended May 31, 2011, compared with $7.0 million in the same period in 2010. The Company funded $6.2 million for its share of exploration costs at the Donlin Gold project compared with $6.7 million for the same period in 2010.

8	NovaGold Resources Inc.
Q2-2011

Management’s Discussion and Analysis

The Company expended $33.2 million on operating activities during the six-month period ended May 31, 2011, compared with expenditures of $28.2 million for operating activities for the same periods in 2010, mostly due to the increase in activities at the Donlin Gold and Galore Creek projects. During the six-month period ended May 31, 2011, the Company generated $12.2 million in cash from financing activities compared with $176.9 million in the same period in 2010. The Company received $11.4 million from warrant exercises and $12.4 million from Teck’s earn-in contribution to GCMC and paid $11.9 million for the first of two installments for the acquisition of Ambler, with no comparative amount for the same period in 2010. The Company expended $19.2 million on investing activities during the six-month period ended May 31, 2011, compared with $11.3 million in the same period of 2010. The Company funded $11.7 million for its share of exploration costs at the Donlin Gold project compared to $10.2 million for the same period in 2010. In addition, the Company expended $4.0 million on acquisition costs related to Copper Canyon, with no comparative amount in 2010.

The Company has no material off-balance sheet arrangements.

Contractual obligated undiscounted cash flow requirements as at May 31, 2011, excluding operating leases, are as follows.

in thousands of dollars of designated currency
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	CA$9,717	CA$9,717	-	-	-	-	-
Capital leases	CA$724	CA$698	CA$26	-	-	-	-
Asset retirement obligations	CA$23,857	CA$7,890	CA$2,297	-	-	-	CA$13,670
Other notes payable	US$12,000	US$12,000	-	-	-	-	-
Convertible notes – interest (a)	US$20,465	US$5,225	US$5,225	US$5,225	US$4,790	-	-
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$63,012	-	-	-	-	-	US$63,012

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The future minimum payments under operating leases at May 31, 2011 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2011	405
2012	629
2013	571
2014	580
2015	662
Thereafter	1,358
Total	4,205

The Company’s cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest possible investment ratings and that can be easily liquidated with terms of 90 days or less.

Related party transactions

The Company has arms-length market-based agreements to provide certain services to Tintina Resources Inc. (“Tintina”) and Alexco Resource Corp. (“Alexco”). During the six months ended May 31, 2011, the services provided were $6,000 (May 31, 2010: $50,000) to Tintina, a related party having one director and a major shareholder in common with the Company; and $10,000 (May 31, 2010: $20,000) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.4 million for the six months ended May 31, 2011 (May 31, 2010: US$0.5 million) to Donlin Gold LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At May 31, 2011, the Company had $0.5 million receivable (May 31, 2010: $0.3 million) from related parties.

NovaGold Resources Inc.	9
Q2-2011

Management’s Discussion and Analysis

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)   Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At May 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

	in thousands of U.S. dollars
	May 31, 2011	November 30, 2010
Cash and cash equivalents	100,351	125,164
Accounts receivables	17,882	148
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(3,998)	(4,718)
Other notes payable	(11,514)	(23,026)
Amounts payable to Barrick – long term	(63,012)	(61,401)
Convertible notes	(63,026)	(60,278)
Total	(16,472)	(17,266)

Based on the above net exposures, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $1.6 million in the Company’s net earnings.

(b)   Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s accounts receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

10	NovaGold Resources Inc.
Q2-2011

Management’s Discussion and Analysis

(d)   Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at May 31, 2011, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e)   Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not currently have any hedging or other commodity-based risk management programs respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2010, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company adopted these pronouncements at December 1, 2010; the result from this adoption led to the non-controlling interest balance classified as shareholders’ equity on the consolidated balance sheet and loss attributable to non-controlling interest on the statement of operations and deficit.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company of our interim and annual amounts for the fiscal year ending November 30, 2011.

The Company is currently engaged in the process to transition from Canadian GAAP to IFRS. The transition process consists of three primary phases:

  Scoping and diagnostic phase
  Impact analysis, evaluation and design phase
  Implementation and review phase

Completion of the scoping and diagnostic phase occurred in 2010 through the completion of a preliminary diagnostic review by an external consultant. The preliminary diagnostic review included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. From the review, a focused transition plan was created to further evaluate the areas of difference, including changes required from existing accounting policies and the impact of changes to information systems, internal controls and business processes.

NovaGold Resources Inc.	11
Q2-2011

Management’s Discussion and Analysis

The Company is currently undergoing the analysis, quantification and evaluation phase. This phase involves specification of changes required to existing accounting policies, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. We are completing our evaluations of the changes required to existing accounting policies, and are currently quantifying the impact of those changes on our opening balance sheet at the transition date. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The Company has completed its analysis of IFRS 1 and the exemptions it will apply on transition. Management has also completed its first draft of the annual financial statement disclosure under IFRS and will continue to refine its statements prior to release.

The identified impacts disclosed below highlight the preliminary impacts and should not be regarded as final as they are subject to change. We continue to review the impacts of our accounting policy choices and have not yet completed the processing of approving and finalizing all policies. The discussion below should not be regarded as a complete list of differences as it is designed to highlight the significant impacts identified at the transition date. We also note that the International Accounting Standards Board (“IASB”) is currently working on several projects which may significantly impact the Company’s decisions, most notably as discussed below.

Through our analysis and quantification of the opening balance sheet as of December 1, 2010, the following significant impacts have been identified to date:

•
Foreign Currency Translation – The approach to evaluating the functional currency under IFRS focuses on determining each individual entity’s functional currency from the entity’s viewpoint. Under Canadian GAAP, the functional currency of a foreign subsidiary was determined based on whether the subsidiary was self- sustaining from the parent entity. The IFRS approach results in a change to the functional currency of several of the Company’s foreign subsidiaries. Under IFRS 1, “First time adoption of International Financial Reporting Standards”, an exemption is available which allows the Company to reset its cumulative translation account to zero on the transition date. The Company has elected to take this exemption. On transition, a net change to shareholders’ equity of $0.3 million is expected.

•
Convertible Debt – Under Canadian GAAP, the convertible debt is bifurcated into two separate elements, an equity component to recognize the conversion value of the instrument and a liability component to recognize the debt value of the instrument. As the functional currency of NovaGold is Canadian dollars and the convertible debt is denominated in US dollars, an embedded derivative is determined to exist under IFRS as the instrument is denominated in a currency other than an entity’s functional currency. As a result, the Company will recognize an embedded derivative at fair value upon transition. The expected net impact to shareholders’ equity on transition is a decrease of $89.9 million and a corresponding increase to long term liabilities of $89.9 million.

•
Warrants – Similarly to the convertible debentures, the Company has warrants which are denominated in a currency other than its functional currency. Under IFRS, the warrants meet the definition of a derivative instrument recorded at fair value at each reporting date, with movements through the statement of operations. The warrants were treated as an equity instrument under Canadian GAAP and recorded at fair value at inception. This treatment is similar to the presentation disclosed by the Company under its reconciliation to US Generally Accepted Accounting Principles. On transition, a net reduction of $658.8 million in shareholders’ equity and a corresponding increase to long term liabilities is expected. Irrespective of the change in accounting for the warrants, the Company notes the warrants do not provide for settlement in cash.

•
Asset Retirement Obligations – IFRS differs from Canadian GAAP in the recognition of asset retirement obligations. Under IFRS, an obligation is recognized if there is a legal obligation or a constructive obligation which results in a more encompassing framework than Canadian GAAP. The Company has evaluated and determined that there are no additional constructive obligations at the transition date from the legal obligations currently recognized.

•
Income Taxes – One of the significant changes to IFRS from Canadian GAAP arises in the treatment of deferred taxes on the initial recognition of an asset acquisition. The Company has had several notable asset acquisitions, which under Canadian GAAP had an iterative deferred tax liability recognized where the accounting basis was greater than the tax basis. Under IFRS, a prohibition exists on the recognition of deferred taxes on acquisitions other than in a business combination. On transition, the Company expects a reduction in long term assets of $58.2 million, a reduction in future income tax liabilities of $7.2 million and a reduction in shareholders’ equity of $51.0 million.

12	NovaGold Resources Inc.
Q2-2011

Management’s Discussion and Analysis

On May 12, 2011, the International Accounting Standards Board released a set of 5 new standards including IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; IFRS 12, Disclosure of Involvement in Other Entities; along with amendments to the current and renamed IAS 27, Separate Financial Statements & IAS 28, Investments in Associates and Joint Ventures. This package of standards is effective for annual periods beginning on or after January 1, 2013, with earlier adoption of the entire package permitted. As a result of this recent release, the Company is continuing to assess the determination of the accounting treatments of its interests in Donlin Gold and Galore Creek. We expect to complete this evaluation in the third quarter.

The implementation and review phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements. The Company has completed its analysis of its information systems and does not anticipate significant changes arising from the transition to IFRS. Several areas have been identified requiring changes to the Company’s business processes which the Company is currently designing into its processes.

Management is continuing to evaluate the differences and the full impact on future financial reporting is not reasonably determinable or estimable at this time.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The Rock Creek project was impaired during the year ended November 30, 2010 and an impairment loss was proportionately allocated to mineral properties and development costs. There can be no assurances that the subsequent decision to sell or reclaim the project would result in a material gain on sale or accrual of closure costs, which would be incurred when a decision is made.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mining facilities of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

NovaGold Resources Inc.	13
Q2-2011

Management’s Discussion and Analysis

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are set out below and under the heading “Risk factors” in NovaGold’s Annual Information Form for the year ended November 30, 2010 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Ability to continue exploration activities and any future development activities, and to continue as a going concern, will depend in part on the ability to commence production and generate material revenues or to obtain suitable financing

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

There can be no assurance that the Company will commence production at any of its mineral properties, generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Donlin Gold projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits, financing and construction. The Company is subject to all the risks associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

In February and March 2011, the Company’s wholly-owned subsidiary AGC received a total of three citations and orders from the Mine Safety Health Administration (“MSHA”) alleging certain violations of U.S. Federal mine safety laws under the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”) at the Rock Creek project. MSHA issued a 104(a) citation to AGC on February 25, 2011, for an alleged minor paperwork violation for failing to include a required paragraph in a report. The proposed penalty for this minor alleged violation is $100. MSHA issued two 104(a) citations to AGC on March 10, 2011 for AGC’s alleged failure to post adequate warning signs and to conduct gas, mist, and dust surveys for an area of the mine. No penalty has yet been assessed for these violations; however, the estimated amount is between $800 to $6,600. AGC has contested these citations and will contest the proposed assessment when it is issued. In May 2011, AGC received a proposed assessment for seven of the 104(a) citations issued in December 2010 totaling $1,577. AGC has contested this assessment. Citations under Section 104(a) are issued for situations in which the MHSA inspector determines that the operator has violated the Mining Act or any mandatory health or safety standard, rule, order or regulations promulgated pursuant to the Act.

14	NovaGold Resources Inc.
Q2-2011

Management’s Discussion and Analysis

Reserve and resource estimates

Previous estimates of overall liability were based on a statutory maximum penalty of up to $500,000. However, given the assessment of outstanding citations to date of $32,805 and based on recent meetings with MSHA, the reasonable maximum penalties for existing and outstanding penalties is $50,000 in total estimated penalties. This estimate assumes that MSHA exercises its special assessment authority for assessing the remaining citations. Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its reserve and resource estimates. As defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and included by reference in National Instrument 43-101, NovaGold records Proven and Probable Reserves at its projects upon completion of a pre-feasibility or feasibility level study that demonstrates the economics of developing the mineral deposit. This policy is generally adopted by Canadian mining companies, but differs from the United States policy of recognizing Proven and Probable Reserves once the majority of major development permits have been received.

Price volatility - gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Electrum is the Company's majority shareholder and has the ability to significantly influence the Company

Through its existing shareholding in the Company and the rights it holds to acquire additional common shares, Electrum Strategic Resources LLC ("Electrum" ) has the ability to exercise voting power to significantly influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and other significant corporate actions. Unless the majority of shareholders participate in such shareholder meetings, Electrum may be able to approve such matters itself. Without the consent of Electrum, the Company could be prevented from entering into transactions that are otherwise beneficial to the Company. The interests of Electrum may differ from the interests of the Company's other shareholders.

NovaGold has been, and in the future may be, subject to legal proceedings

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company's business.

On May 11, 2011, one claim was settled that had been filed against NovaGold in the United States Federal District Court for the District of Alaska. The settlement was paid through insurance and NovaGold did not pay any funds out of its cash balance. The claims were originally filed in July 15, 2009 against NovaGold, AGC and other parties seeking wrongful death damages as the result of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company's Rock Creek project. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses, and the claims against AGC were dismissed on May 19, 2010 by agreement without any payment.

NovaGold Resources Inc.	15
Q2-2011

Management’s Discussion and Analysis

The settlement reached on May 11, 2011 has resolved this issue and the plaintiffs do not have any further recourse against the Company.

Increased regulatory compliance costs relating to Dodd-Frank

In July 2010, the "Dodd-Frank Wall Street Reform and Consumer Protection Act" ("Dodd-Frank Act" ) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the U.S. Securities and Exchange Commission ("SEC" ) and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, and the Company anticipates that these new regulations will provide additional clarity regarding the extent of the impact of this legislation on NovaGold. The Dodd-Frank Act also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. The Company may also incur additional costs associated with the Company's compliance with the new regulations and anticipated additional reporting and disclosure obligations. While the Company is not able to assess the full impact of the Dodd-Frank Act until all the implementing regulations have been adopted, based on the information available to the Company at this time the Company does not believe provisions of the regulations implementing the Dodd-Frank Act will have a material adverse effect on the Company's financial position, results of operations or cash flows.

16	NovaGold Resources Inc.
Q2-2011

Management’s Discussion and Analysis

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; ability to commence, or in the case of Rock Creek, seek shareholder value from its properties; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; the completion of transactions; market price of precious and base metals; or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of Barrick and Teck to advance the Donlin Gold and Galore Creek projects, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed here in under the heading “Risk Factors” and in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Management’s Discussion and Analysis and in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.	17
Q2-2011

Management’s Discussion and Analysis

NovaGold Resources Inc.	18
Q2-2011

Appendix – Reserve & Resource Table

NovaGold Resources Inc.	19
Q2-2011